EXHIBIT 99.1

RedHill Biopharma to Host Second Quarter 2014 Financial Results Conference Call on July 24, 2014

TEL-AVIV, Israel, July 16, 2014 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) (the "Company" or "RedHill"), an Israeli biopharmaceutical company focused on late clinical-stage drugs for inflammatory and gastrointestinal diseases, including cancer, today announced that it will report financial results for the second quarter of 2014 on Wednesday, July 23, 2014.

The Company will also host a conference call on Thursday, July 24, 2014, at 9:00 a.m. ET to review the financial results and business highlights.

To participate in the conference call, please dial the following numbers five to ten minutes prior to the start of the call: United States: +1-646-254-3388; International: +1-877-280-2342; and Israel: +972-3-763-0146. The access code for the call is 9222805.

The conference call will be broadcasted simultaneously and available for replay on the Company's website, http://ir.redhillbio.com/events.cfm, for 30 days. Please access the Company's website at least 15 minutes ahead of the conference to register, download, and install any necessary audio software.

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, proprietary drugs for the treatment of inflammatory and gastrointestinal diseases, including cancer. RedHill's current pipeline of proprietary products includes: (i) RHB-104 - an oral combination therapy for the treatment of Crohn's disease, with an ongoing Phase III study; (ii) RHB-105 - an oral combination therapy for Helicobacter pylori infection, with an ongoing Phase III study; (iii) RHB-106 - an encapsulated formulation for bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (iv) MESUPRON® - a Phase II uPA inhibitor, administered by oral capsule, targeting gastrointestinal and other solid tumor cancers; (v) RHB-102 - a once-daily oral pill formulation of ondansetron for the prevention of nausea and vomiting, in advanced development stages for multiple indications, including a European marketing application for chemotherapy and radiotherapy-induced nausea and vomiting planned for the third quarter of 2014 and a Phase III study for an undisclosed indication planned to commence in 2014, (vi) RHB-103 - an oral thin film formulation of rizatriptan for acute migraines with a U.S. NDA under FDA review and a European marketing application planned for the third quarter of 2014; and (vii) RHB-101 - a once-daily oral pill formulation of the cardio drug carvedilol. For more information please visit www.redhillbio.com

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's preclinical studies, clinical trials, and other therapeutic candidate development efforts, including any independent reports relating thereto; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; (iv) the clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company's expenses, future revenues capital requirements and the Company's needs for additional financing; and (xi) competitive companies, technologies and the Company's industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 25, 2014. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

CONTACT: Company contact:
         Adi Frish
         Senior VP Business Development & Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

         PR contact (U.S.):
         Lauren Glaser
         Vice President
         The Trout Group
         +1-646-378-2972
         lglaser@troutgroup.com